

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 14, 2023

Yanru Zhou
Chief Financial Officer
SUIC Worldwide Holdings Ltd.
136-20 38th Ave. Unit 3G
Flushing , NY 11354

> **Re: SUIC Worldwide Holdings Ltd.**
> **Form 10-K for the Fiscal Year Ended December 31, 2022**
> **Filed June 30, 2023**
> **Form 10-Q for the Quarterly Period Ended March 31, 2023**
> **Filed July 3, 2023**
> **File No. 000-53737**

Dear Yanru Zhou:

We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2022

Report of Independent Registered Public Accounting Firm, page F-1

1. Please amend your filing to also include an audit report for your financial statements for the year ended December 31, 2021.

2. Please ask your auditor to correct the first paragraph of their opinion to comply with PCAOB auditing standards. The first paragraph of the audit report should also have the same name of the Company included in your financial statements.

Income Statement, page F-3

3. Revise your income statement to include bad debt expense as part of operating expense.

Note 1 - Organization and Basis of Presentation, page F-6

4.   We see your disclosure that on August 7, 2021 you acquired 49% of the registered shares of Midas Touch Technology Co. Ltd. Revise your filing to explain how you accounted for the acquisition and how the company accounts for its interest (i.e. equity method, consolidation, etc.).

5.   In this regard, if you account for your 49% investment in Midas Touch Technology under the equity method, tell us how you considered the requirements of Rule 3-09 of Regulation S-X with regard to the separate financial statements of your investee.

Note 3 - Revenue Recognition, page F-7

6.   Please explain to us the location where your revenues are generated.

Form 10-Q for the Quarterly Period Ended March 31, 2023

Item 2. Managements Discussion and Analysis of Financial Condition and Results of Operations
Three Months Ended March 31, 2023 and March 31, 2022
Cost of Revenue, page 13

7.   You indicate that the increase was due to professional expenses. Cost of Revenue significantly decreased during the period, however. Please revise your filing to explain the significant decrease in cost of revenue during the period.

Item 9A. Controls and Procedures, page 16

8.   Please tell us how your management was able to conclude that your disclosure controls and procedures were effective at March 31, 2023 when they concluded that they were not effective as of December 31, 2022 due to the fact that the directors have little understanding of U.S. GAAP and Sarbanes Oxley and you also indicate on page 13 that there were no changes in internal control during the period. Please advise.

Income Statement, page F-3

9.   We do not see where you reflect your general and administrative operating expenses in your Income Statement. Please advise.

Note 8 Contingency and Commitment, page F-10

10.   We see your disclosure that you signed a joint venture agreement and several letters of intent during the period. Revise your filing to include the significant terms of these agreements and disclose the related accounting treatment for these arrangements.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

   You may contact Julie Sherman at (202) 551-3640 or Brian Cascio, Accounting Branch Chief, at (202) 551-3676 with any questions.

           Sincerely,

           Division of Corporation Finance
           Office of Industrial Applications and
           Services